

Mail Stop 3561

July 14, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Scott J. Pollei
Chief Financial Officer
Dolan Media Company
222 South Ninth Street, Suite 2300
Minneapolis, Minnesota 55402

> **Re:** **Dolan Media Company**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-33603**

Dear Mr. Pollei:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief